SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUBURU, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67021W 103

(CUSIP Number)

Mark Zediker

Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(720) 767-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Michael J. Danaher

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

January 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67021W 103

1	NAMES OF REPORTING PERSON Mark Zediker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,953,355(1)
	8	SHARED VOTING POWER 5,153(2)
	9	SOLE DISPOSITIVE POWER 4,953,355(1)
	10	SHARED DISPOSITIVE POWER 5,153(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,958,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)   Includes (i) 4,308,203 shares of common stock, par value par value $0.0001 (“Common Stock”), of Nuburu, Inc. (f/k/a Tailwind Acquisition Corp.) (the “Issuer”) held by Dr. Zediker (the “Reporting Person”) and (ii) 645,152 shares of Common Stock that may be acquired within 60 days of January 31, 2023 upon the exercise of stock options (at an exercise price of $4.86 per share) held by the Reporting Person.

(2)   Includes 5,153 shares of Common Stock that may be acquired within 60 days of January 31, 2023 upon exercise of stock options (at an exercise price of $1.36 per share) held by the Reporting Person’s spouse.

(3)   Based on the quotient obtained by dividing (i) the number of shares of Common Stock beneficially owned by the Reporting Person by (ii) the sum of (a) 32,990,092 shares of Common Stock outstanding as of January 31, 2023 and (b) 650,305 shares of Common Stock deemed to be beneficially owned by the Reporting Person that are issuable upon exercise of options held by the Reporting Person and his spouse.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock of Nuburu, Inc. (f/k/a Tailwind Acquisition Corp.) (the “Issuer”). The principal executive offices of the Issuer are located at 7442 S Tucson Way, Suite 130, Centennial, CO 80112. The Issuer’s Common Stock is listed on the NYSE American under the symbol “BURU”.

Item 2. Identity and Background.

(a)	Mark Zediker

(b)	The address for the principal business office of the Reporting Person is:

Nuburu, Inc.

7442 S Tucson Way, Suite 130

Centennial, CO 80112

(c)	The principal occupation of the Reporting Person is serving as Chief Executive Officer of the Issuer and as a member of the Issuer’s board of directors.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated August 5, 2022 (as amended, the “Business Combination Agreement”), by and among the Issuer, Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Nuburu, Inc., a Delaware corporation (“Legacy Nuburu”). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Nuburu was effected through the merger of Merger Sub with and into Legacy Nuburu, with Legacy Nuburu surviving as the surviving company and as a wholly owned subsidiary of Issuer (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “business combination”). The business combination closed on January 31, 2023 (the “Closing Date”).

Business Combination Agreement

Pursuant to the Business Combination Agreement, at the effective time of the business combination (the “Effective Time”):

•

Each share of Legacy Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Legacy Nuburu Preferred Stock”), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00 (such shares of Legacy Nuburu Preferred Stock receiving a number of shares of Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Legacy Nuburu Common Stock (as defined below) that such share of Legacy Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Legacy Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio (as defined below).

•

Each share of Legacy Nuburu common stock, par value $0.0001 per share (“Legacy Nuburu Common Stock” and, together with Legacy Nuburu Preferred Stock, “Legacy Nuburu Equity Securities”) issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio.

•

Each option to purchase shares of Legacy Nuburu Common Stock (each such option, a “Legacy Nuburu Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an option to purchase a number of shares of Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Nuburu Common Stock subject to such Legacy Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Legacy Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Legacy Nuburu Option immediately prior to the Effective Time.

•

Each restricted stock unit granted by Nuburu (each a “Legacy Nuburu RSU”) outstanding immediately prior to the Effective Time was converted into a restricted stock unit of Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Legacy Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Legacy Nuburu RSU immediately prior to the Effective Time.

•	Each warrant to purchase shares of Nuburu Common Stock (each, a “Legacy Nuburu Warrant”) outstanding immediately prior to the Effective Time was treated in accordance with its terms.

•

Each convertible promissory note issued by Nuburu (each a “Legacy Nuburu Note”) outstanding immediately prior to the Effective Time was canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Legacy Nuburu Note as of immediately prior to the Effective Time, which shares were then outstanding as of immediately prior to the Effective Time and subsequently converted into Common Stock (and with such shares entitled to participate in the Preferred Stock Issuance (as defined in the Business Combination Agreement).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration (as defined below) by (y) the number of Fully-Diluted Legacy Nuburu Shares (as defined below). The “Aggregate Common Stock Merger Consideration” means a number of shares of Common Stock equal to (a) 35,000,000 less (b) the aggregate number of Common Stock issuable in respect of Unconverted Preferred Stock pursuant to the Business Combination Agreement. “Fully-Diluted Legacy Nuburu Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Legacy Nuburu Capital Stock (as defined in the Business Combination Agreement) that were issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Legacy Nuburu Common Stock basis, plus (ii) the aggregate number of shares of

Legacy Nuburu Common Stock issuable upon the full exercise, exchange or conversion of Legacy Nuburu Warrants, Legacy Nuburu Options, Legacy Nuburu RSUs and Legacy Nuburu Notes that were outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Business Combination Agreement, the Reporting Person received 4,308,203 shares of Common Stock and options to purchase 645,152 shares of Common Stock. The Reporting Person’s spouse received fully vested options to purchase 5,153 shares of Common Stock.

The Reporting Person serves as Chief Executive Officer of the Issuer and as a member of the Issuer’s board of directors and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Registration Rights and Lock-Up Agreement (defined below), each as amended and described in Item 6 of this Schedule 13D, and the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 4,958,508 shares of Common Stock, or 14.8% of the Issuer’s Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 32,990,092 shares of Common Stock outstanding as of January 31, 2023 (as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 31, 2023) plus 645,152 shares of Common Stock and 5,153 shares of Common Stock deemed to be beneficially owned by the Reporting Person that are issuable upon exercise of options held by the Reporting Person and his spouse, respectively.

(b) The Reporting Person has sole voting and dispositive power with respect to 4,308,203 shares of Common Stock and 645,152 shares of Common Stock issuable upon exercise of currently vested options.

The Reporting Person shares voting and dispositive power with respect to 5,153 shares of Common Stock deemed to be beneficially owned by the Reporting Person, which are issuable upon exercise of options held by his spouse, Kathleen Zediker. Mrs. Zediker is a citizen of the United States and the address of her principal business office is Nuburu, Inc., 7442 S Tucson Way, Suite 130, Centennial, CO 80112. Mrs. Zediker’s principal occupation is as an employee of the Company. Mrs. Zediker has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

A&R Registration Rights and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, on August 5, 2022, the Issuer entered into that certain Amended and Restated Registration Rights and Lock-Up Agreement with the Holders (as defined therein) (as amended on November 22, 2022 and January 31, 2023 and as may be further amended from time to time, the “Registration Rights and Lock-Up Agreement”).

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock held by the Holders. Further, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities (as such term is defined in the Registration Rights and Lock-Up Agreement) held by all New Holders (as defined in the Registration Rights and Lock-Up Agreement), may demand at any time or from time to time that the Issuer file a registration statement on Form S-1 or Form S-3 to register the resale of certain shares of Common Stock held by such Holders. The Registration Rights and Lock-Up Agreement also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

In addition, subject to certain exceptions, each Holder shall not transfer any Restricted Securities (each as defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder until the end of the Lock-up Period applicable to such Holder. “Lock-up Period” shall mean:

(a)

for the “Nuburu Holders” (as so listed in Schedule A to the Registration Rights and Lock-Up Agreement), and the Anzu SPVs (as defined in the Registration Rights and Lock-Up Agreement), the period beginning on the Closing Date and ending on the earliest of: (i) the date that is 180 days from the Closing Date, (ii) if the volume weighted-average price (“VWAP”) of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; and

(b)

for the persons designated as “Founder Holders” on Schedule A of the Registration Rights and Lock-Up Agreement, which include Dr. Zediker, the period beginning on the Closing Date and ending on the earliest of: (i) the date that is four (4) years from the Closing Date, (ii) (A) for 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date that is 180 days from the Closing Date or if the VWAP of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, (B) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price (as defined in the Registration Rights and Lock-Up Agreement) of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, (C) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, and (D) for the remaining 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the Common Stock equals or exceeds $17.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date; or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; provided, that, for the avoidance of doubt, the Lock-up Period for any Restricted Securities for which the Lock-up Period has not ended on the fourth-year anniversary of the Closing Date shall end on the fourth-year anniversary of the Closing Date; and

(c)

for the Periscope Holder and the CCM Holder (each as defined in the Registration Rights and Lock-Up Agreement), the period beginning on the Closing Date and ending on the earliest of (i) September 30, 2023, or (ii) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Notwithstanding the foregoing, (i) a Holder may transfer any shares of Converted Common Stock (as such term is defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP (as defined in the Registration Rights and Lock-Up Agreement) per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (ii) an Anzu SPV may transfer any shares of Common Stock received by such Holder at the effective time as aggregate common stock merger consideration that are beneficially owned or owned of record by such Anzu SPV at any time if the sale price of the Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP per share of Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and (iii) a CCM Holder may at any time transfer any shares of Common Stock that are beneficially owned or owned of record by such Holder if the sale price of the Common Stock at which the transfer occurs (x) equals or exceeds the VWAP per share of Common Stock for the previous Trading Day, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); provided, however, that any such transfer (s) by the CCM Holder may not exceed more than 20% of the traded volume on the date of transfer.

The Registration Rights and Lock-Up Agreement and the amendments thereto are attached hereto as Exhibits 1, 2, 3 and 4, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

2	Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated November 22, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 22, 2022).

3	Second Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January, 31, 2023).

4	Third Amendment to Amended and Restated Registration Rights Lock-up Agreement, dated January 31, 2023, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

Mark Zediker

By:	/s/ Mark Zediker
Name:	Mark Zediker